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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                   (MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

[_]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM           TO

                       Commission File Number 1-15997

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

    Entravision Communications Corporation 2001 Employee Stock Purchase Plan
                            (Full name of registrant)

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     Entravision Communications Corporation
                     2425 Olympic Boulevard, Suite 6000 West
                         Santa Monica, California 90404

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                                 CONTENTS

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INDEPENDENT AUDITOR'S REPORT                                                   1
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FINANCIAL STATEMENTS
  Statement of net assets available for benefits                               2
  Statement of changes in net assets available for benefits                    3
  Notes to financial statements                                          4 and 5


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                          INDEPENDENT AUDITOR'S REPORT

Sponsor and Participants
Entravision Communications Corporation
 2001 Employee Stock Purchase Plan
Santa Monica, California

We have audited the accompanying statement of net assets available for benefits of the Entravision Communications Corporation 2001 Employee Stock Purchase Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the period from April 4, 2001 (inception) through December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Entravision Communications Corporation 2001 Employee Stock Purchase Plan as of December 31, 2001, and the changes in net assets available for benefits for the period from April 4, 2001 (inception) to December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


/s/ McGladrey & Pullen, LLP


Pasadena, California
June 21, 2002

                                       1

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ENTRAVISION COMMUNICATIONS CORPORATION
 2001 EMPLOYEE STOCK PURCHASE PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2001

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Asset
Receivable from Plan sponsor                                         $   404,857

Liability
Distributions due to participants                                        404,857
                                                                     -----------
    Net assets available for benefits                                $        --
                                                                     ===========

See Notes to Financial Statements.

                                       2

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ENTRAVISION COMMUNICATIONS CORPORATION
 2001 EMPLOYEE STOCK PURCHASE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Period from April 4, 2001 (Inception) through December 31, 2001

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Addition to net assets attributed to:
   Participant contributions                                          $  412,133
                                                                      ----------
Deductions from net assets attributed to:
   Withdrawals by participants from Plan                                   7,276
   Distributions due to participants                                     404,857
                                                                      ----------
                                                                         412,133
                                                                      ----------

Change in net assets available for benefits                           $       --
                                                                      ==========

Net assets available for benefits:
   Beginning                                                          $       --
                                                                      ----------
   Ending                                                             $       --
                                                                      ==========

See Notes to Financial Statements.

                                       3

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ENTRAVISION COMMUNICATIONS CORPORATION
 2001 EMPLOYEE STOCK PURCHASE PLAN

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Note 1. Description of Plan

The Entravision Communications Corporation 2001 Employee Stock Purchase Plan (the "Plan") is a self-funded contributory stock purchase plan that provides employees the option to purchase Entravision Communications Corporation ("Plan sponsor") Class A Common Stock (the "stock") at a discounted price.

General: The Plan was adopted by the Board of Directors of the Plan sponsor on April 4, 2001 to allow eligible employees to purchase Plan sponsor stock (initially 600,000 shares in the aggregate plus an additional 600,000 shares, subject to adjustment as provided in the Plan, each calendar year for ten calendar years beginning January 2002). Eligible employees are employees of the Plan sponsor or any of its designated subsidiaries who have completed at least six months of continuous service as an employee as of an offering date. Two offering periods commence in each calendar year. The offering periods consist of the six-month periods commencing on each February 15 and August 15, during which periods eligible participants may elect to have deducted a portion of their compensation to purchase shares of stock at the end of such offering period. The purchase price per share is 85% of the lesser of fair market value per share of stock on the last trading date in the offering period or the last trading day before commencement of the offering period. Fair market value is defined as the closing price as reported by the New York Stock Exchange for such date.

A participant may withdraw from the Plan at any time before the last day of any offering period. Unless a participant has previously withdrawn from the Plan, shares are issuable on the last day of each offering period. No fractional shares are issued, and any remaining participant balance is carried forward to the next offering period.

Contributions: Contributions to the Plan are made by the participants based on the amount participants elect to have deducted, not to exceed 15% of their compensation. However, no participant may purchase more than 25,000 shares of stock during any offering period. In addition, no participant can purchase stock with a fair market value in excess of $25,000 per calendar year. Contributions are made through payroll deductions. The Plan's first offering period commenced on August 15, 2001 and terminated on February 14, 2002, at the end of which period an aggregate 44,756 shares of stock were purchased for Plan participants.

Distributions: Upon written request, participants may withdraw their total contributions in cash and without interest at any time prior to the last day of an offering period. Upon termination of employment for any reason, including death, participation in the Plan terminates immediately and all amounts deducted for such a participant prior to the end of the offering period will be returned in cash and without interest.

Administrative expenses: The Compensation Committee of the Board of Directors of the Plan sponsor administers the Plan. The expenses of administering the Plan are paid by the Plan sponsor.

Vesting and termination: At all times, Plan participants have fully vested, nonforfeitable rights to all amounts deducted from their compensation. The Plan may be terminated or amended by the Board of Directors of the Plan sponsor at any time, except that it may not increase the number of shares of stock subject to the Plan other than as described above.

Plan accounts: The Plan sponsor maintains Plan accounts on its books in the name of each participant during each offering period. Amounts deducted from a participant's compensation are credited to the participant's Plan account. Such amounts are not held in a separate trust and may be commingled with the Plan sponsor's general assets. No interest is credited on such accounts.

                                        4

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Note 2. Summary of Significant Accounting Policies

Basis of accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Payment of benefits: Distributions due to participants for the purchase of Plan sponsor stock, and the related liability, are recorded concurrently when contributions due from the Plan sponsor are recorded and represent accumulated payroll deductions for the purchase of Plan sponsor stock.

Participant contributions: Participant contributions, as well as a related receivable from the Plan sponsor, are recorded when amounts are deducted from participants' compensation for the purchase of Plan sponsor stock.

Use of estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Note 3. Income Taxes

The right to purchase shares of stock under the Plan is intended to constitute an option granted by the Plan sponsor pursuant to an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code, and such shares, for income tax purposes, shall be treated in accordance with the provisions thereof.

Participants are not considered to have income for federal income tax purposes as a result of their purchasing shares under the plan. Amounts deducted from participants' compensation do not reduce the amount of their income for tax purposes.

                                       5

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                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     ENTRAVISION COMMUNICATIONS CORPORATION 2001
                                     EMPLOYEE STOCK PURCHASE PLAN


                                     By:  ENTRAVISION COMMUNICATIONS CORPORATION
                                          (Plan Administrator)



                                     By: /s/ Jeanette Tully
                                        ----------------------------------------
                                                    Jeanette Tully
                                                Chief Financial Officer

Dated:  June 28, 2002